manatt manatt | phelps | phillips	John C. Grosvenor Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2545 E-mail: jgrosvenor@manatt.com

November 28, 2005	Client-Matter: 14988-047

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	United PanAm Financial Corp.
Registration Statement on Form S-3 (File No. 333-128188)

Ladies and Gentlemen:

This letter sets forth the response of United PanAm Financial Corp. (the “Company”) to the comments set forth in your letter dated October 3, 2005 in connection with the Registration Statement on Form S-3 of the Company, as filed with the Securities and Exchange Commission on September 8, 2005 (the “Registration Statement”). The Company is filing concurrently herewith Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to update the Registration Statement and address the comments from your October 3, 2005 letter. For your convenience, we have numbered and set forth each comment from your October 3, 2005 letter followed by the Company’s response.

1.	Comment: Please advise the staff whether the selling shareholder is a broker-dealer or an affiliate of a broker-dealer, as defined by Rule 405. If they were, please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Response: We have been advised by Pan American Financial, L.P. (the “Selling Shareholder”) that it is neither a broker-dealer nor an affiliate, as defined by Rule 405, of a broker-dealer.

2.	Comment: For a registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626  Telephone: 714.371.2500 Fax: 714.371.2550

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manatt | phelps | phillips

Securities and Exchange Commission

November 28, 2005

Response: As set forth in the Company’s response to Comment 1 above, the Selling Shareholder is not a broker-dealer. Therefore, this comment is not applicable and no revision to the Registration Statement is necessary.

3.	Comment: If the selling shareholder is an affiliate of a broker-dealer (but not broker-dealer), then include disclosure indicating whether the broker-dealer affiliate:

•	purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliate is an underwriter. Please revise accordingly, or tell us why you don’t believe the broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

Response: As set forth in the Company’s response to Comment 1 above, the Selling Shareholder is not an affiliate of a broker-dealer. Therefore, this comment is not applicable and no revision to the Registration Statement is necessary.

4.	Comment: Advise us if any of the limited partners of the selling shareholder are broker-dealers or affiliates of broker-dealers, including those limited partners not selling in the offering. We may have further comment.

Response: We have been advised by the Selling Shareholder that no limited partner of the Selling Shareholder is either a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer.

5.	Comment: Revise the “Lock-Up Agreements” disclosure to indicate that a post-effective amendment will be filed, before any pledgee, transferees, or other successor in interest will be allowed to sell using the prospectus. Such post-effective amendment will name the successor and the number of shares held.

Response: In response to this comment, the Company has included the following disclosure on page 60 of the prospectus in Amendment No. 1:

“Prior to any use of this prospectus in connection with an offering of our common stock by any transferee, pledgee, donee or other successor to the manatt

manatt | phelps | phillips

Securities and Exchange Commission

November 28, 2005

selling shareholder, the name and information with respect to such person will be set forth in a supplement to this prospectus or in an amendment to the registration statement of which this prospectus forms a part.”

6.	Comment: Advise the staff if, under the accounting rules, PanAm Financial LP is the parent or subsidiary of United PanAm Financial Corp.

Response: We have been advised by Grobstein, Horwath & Company LLP, independent auditors for the Company, that the Selling Shareholder is neither a parent nor a subsidiary of the Company under generally accepted accounting principles.

Please feel free to contact me if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ JOHN C. GROSVENOR

John C. Grosvenor

cc:	Michael Clampitt, Division of Corporate Finance
Garland W. Koch, Executive Vice President and Chief Financial Officer